Item 77D

Scudder Short-Term Bond Fund, a series of SCUDDER FUNDS TRUST

Scudder Short-Term Bond Fund changed its name-related investment strategy. Prior to May 1, 2002, the Fund's strategy stated that the fund normally invests at least 65% of total assets in two types of bonds: U.S. government securities (including those issued by agencies and instrumentalities), and debt securities in the top two grades of credit quality. Although the manager may adjust the fund's average weighted maturity (the effective maturity of the fund's portfolio, he generally intends to keep it below three years. The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds. The fund normally invests at least 65% of total assets in two types of bonds:
U.S. government securities (including those issued by agencies and instrumentalities), and debt securities in the top two grades of credit quality. Although the manager may adjust the fund's dollar-weighted average maturity (the effective maturity of the fund's portfolio), he will normally keep it at three years or less.